EXHIBIT 99.3

Press Release

2019 Climate Report:

Total Reviews Its Membership in Industry Associations in Line

with Their Climate Stance

Paris, November 8, 2019 – In its fourth Integrating Climate Into Our Strategy report, released today, Total reviews the 30 most significant industry associations of which it is a member to verify that their stances on climate issues are aligned with the Group’s, based on six criteria in particular:

-	The scientific position: Total considers the link between human activity and climate change is an established fact.

-	The Paris Agreement: Total recognizes that the Paris Agreement is a major advance in the fight against climate change and supports the initiatives of the implementing States to fulfill its aims.

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Carbon pricing: Total believes that it is necessary to implement carbon pricing to encourage energy efficiency, support low-carbon technology and develop carbon sinks, all critical to achieve carbon neutrality.

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The role of natural gas: Total considers that natural gas is a key component in the energy transition, specifically as an alternative to coal. The Group supports policies to reduce methane emissions from natural gas production and consumption and, in particular, campaigns to reduce the use of flaring (such as the World Bank’s Zero Routine Flaring by 2030 Initiative).

-	Development of renewable energies: Total supports policies, initiatives and technologies to promote growth in renewable energies. The Group also supports the development of sustainable biofuels.

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Development of Carbon Capture, Utilization and Storage (CCUS): Total supports the development of CCUS, which is critical to achieve carbon neutrality by the second half of the century, the aim of the Paris Agreement.

Following the review, Total has chosen not to renew its membership in American Fuel & Petrochemical Manufacturers. The Group is, however, maintaining its affiliation with three other associations (the American Chemistry Council, the American Petroleum Institute and the Canadian Association of Petroleum Producers), identified as “partially aligned,” to advocate internally for changes in their positions. Total would reconsider its memberships in the event of lasting divergences.

“Consumers and civil society have high expectations concerning climate issues. I believe that transparency and trust among all stakeholders are needed to together address the challenge of climate change,” commented Patrick Pouyanné, Chairman and CEO of Total. “With that in mind, our policy regarding industry associations demonstrates our consistency and credibility. Transparency will strengthen the action of businesses, which are key participants in discussions on how to achieve the objectives of the Paris Agreement.”

Total’s membership in industry associations is framed by its Ethics Lobbying Charter, available on www.total.com.

About the Fourth Integrating Climate Into Our Strategy Report

Total’s ambition is to become the responsible energy major, to provide as many people as possible with energy that is cleaner, more reliable and more affordable.

Each year since 2016, Total has published a stakeholder report entitled Integrating Climate Into Our Strategy. The report explains how Total’s strategy factors in climate issues to reconcile two of the main UN Sustainable Development Goals: universal access to energy and fighting climate change.

In the 2019 report, Total’s initiatives and commitments are organized around four strategic areas:

-	Natural gas: Expand our presence across the entire natural gas chain, reduce our methane emissions and make LNG more energy efficient.
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Low-carbon electricity: Expand our operations in the non-regulated portion of the value chain (i.e., excluding power transmission), from power generation using renewables or natural gas to sales to end customers and energy storage (batteries and hydrogen).

-	Petroleum products: Avoid expensive oil, reduce emissions at our facilities, and promote both sparing oil use and sustainable biofuels.
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Carbon neutrality: Develop businesses that will help achieve carbon neutrality through providing energy efficiency services to our customers and by investing in natural carbon sinks such as forests and wetlands, and in carbon capture, utilization and storage (CCUS).

A review of actions and progress compared to the 2018 report is provided for each of these.

As part of its continuous improvement process, Total discloses its results and describes its methodologies. The Group relies on best reporting practices that make it easier for stakeholders to assess its performance. The report includes data on Total’s greenhouse gas emissions since 2015, among other indicators. In 2018, greenhouse gas emissions relating to Total-operated oil and gas facilities1 amounted to 42 million metric tons of carbon dioxide equivalent.

Read the Integrating Climate Into Our Strategy report on Total’s website.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

(1)	Scope 1 (direct greenhouse gas emissions) and Scope 2 (indirect emissions resulting from purchased energy).

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.